SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           MAGNUM D'OR RESOURCES, INC.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   55970P 10 4
                                   -----------
                      (CUSIP Number of Class of Securities)


                                   Chad Curtis
                           c/o Sommer & Schneider LLP
                         5905 Stewart Avenue, Suite 710
                              Garden City, NY 11530
                                 (305) 240-6563
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 20, 2006
                                -----------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 55970P 10 4                                                Page 2 of 4


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chad Curtis
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

 NUMBER OF              200,000,000
  SHARES          --------------------------------------------------------------
 OWNED BY         8     SHARED VOTING POWER
   EACH
 REPORTING
PERSON WITH       --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        10,000,000
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      10,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Individual
--------------------------------------------------------------------------------

CUSIP No. 55970P 10 4                                                Page 3 of 4


Item 1. Security and Issuer.

      This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the preferred stock, $0.001 par value (the "Preferred Stock"), of Magnum D'Or Resources, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 1108 W. Valley Blvd, STE 6-399, Alhambra, CA 91803.

Item 2. Identity and Background.

      (a) This statement is filed by Chad Curtis (the "Reporting Person") with respect to shares directly owned by it.

      Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

      (b) The business address of Chad Curtis is c/o Sommer & Schneider LLP, 595 Stewart Avenue, Garden City, NY 11530.

      (c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 20, 2006, the Reporting Person acquired 10,000,000 shares of the Company's voting Preferred Stock from Sunrise Lighting Holdings Limited for $500,000. The funds utilized by the Reporting Person came from his personal funds.

Item 4. Purpose of Transaction.

      The shares of Common Stock deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. As discussed above, the shares were acquired pursuant to an agreement with Sunrise Lighting Holdings Limited.

      The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 55970P 10 4                                                Page 4 of 4


Item 5. Interest in Securities of the Issuer.

      (a) As of the close of business on December 20, 2006, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 10,000,000 shares of Preferred Stock. Each share of Preferred Stock votes as 20 shares of Common Stock. As of December 20, 2006, these shares represented 97.19% of the voting power of the 205,785,000 total voting shares of the Company's capital stock outstanding as reported.

      (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this
Schedule 13D.

      (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including October 20, 2006 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 27, 2006                       /s/ Chad Curtis
                                               ---------------------------------
                                               Chad Curtis